Exhibit 4.23

EMPLOYMENT AGREEMENT

This Employment Agreement (the “Agreement”) is entered into by and between Dimitris Voliotis, MD (the “Executive”) and RADIOPHARM THERANOSTICS (USA) INC. (the “Company”).

WHEREAS, the Company and the Executive wish to enter into this Agreement to set forth the terms and conditions of the Executive’s employment with the Company effective as of August 26, 2024 (the “Effective Date”).

NOW, THEREFORE, in consideration of the mutual covenants, promises and obligations set forth herein, the parties agree as follows, with capitalized terms defined as set forth below or in other documents as specified in this Agreement:

1. Term. The Executive’s employment hereunder will commence on the Effective Date and will continue for an indefinite term until terminated pursuant to Section 5. The period during which the Company employs the Executive hereunder is referred to as the “Term.”

2. Position and Duties.

2.1 Position. During the Term, the Executive will serve as the Chief Medical Officer reporting to Chief Executive Officer. The Executive will have such duties, authority and responsibility as determined from time to time by the Company and as directed by Chief Executive Officer and as are reasonably consistent with the Executive’s position.

2.2 Duties. During the Term, the Executive will devote his full business time and attention to the business of the Company, perform his duties and responsibilities to the best of his ability and use his best efforts to promote the interests of the Company and its affiliates. The Executive may manage his personal financial affairs but may not engage in any outside business activities except to the extent that prior written approval has been given by the Board of Directors of the Company (the “Board”) for such activities and provided that such other specific activities, collectively, do not conflict or interfere with the performance of the Executive’s duties or obligations hereunder (as determined by the Board in its discretion). Notwithstanding the foregoing, however, so long as such activities do not interfere with the performance of his duties hereunder or his obligations to the Company, the Executive may, consistent with Company policies, participate in any governmental, educational, professional, charitable or other community affairs during the Term and, subject to the prior approval of the Board in the Board’s discretion, serve as a member of the governing board of any such organization.

3. Place of Performance. The principal place of Executive’s employment will be remote with his primary office in New Jersey. The Executive will inform the Company of any address changes.

4. Compensation.

4.1 Base Salary. The Company will pay the Executive an annual rate of base salary of Four Hundred Seventy-Five Thousand Dollars ($475,000) in accordance with the Company’s normal payroll practices. The Executive’s base salary will be reviewed annually by the Company, but will not be required to, increase the base salary during the Term. The Executive’s base salary, as in effect from time to time, is referred to as “Base Salary.” Executive will be entitled to a salary review at least on an annual basis, with any adjustment in the Company’s sole discretion.

4.2 Annual Bonus. The Executive may be entitled to an annual incentive bonus pursuant to a bonus plan adopted by the Company commencing from the financial year between July 1st and expiring on June 30th each year (the “Bonus Year”). The Executive will have a target bonus opportunity equal to forty percent (40%) of the Base Salary (the “Target Bonus”). The Executive’s actual annual bonus (the “Annual Bonus”) may be less than the Target Bonus and will be calculated based upon a variety of factors, including Executive’s completion of annual performance goals and actual amount. The Annual Bonus will be determined by the Board in its sole discretion. Except as otherwise provided in this Agreement, to qualify for the Annual Bonus in respect of any calendar year, the Executive must remain continuously employed with the Company through the date that any Annual Bonus is approved by the Board. Nothing set forth herein shall require the Board to adopt a bonus program for any particular Bonus Year. The adoption and consent of any bonus program shall be subject to the Board’s sole discretion.

4.3 Stock Options. The Company may award the Executive option grants (“Option Grants”) based on a maximum amount of seventy-five percent (75%) of the Base Salary valued at ten percent (10%) above current market price and pursuant to the Company’s then duly adopted equity incentive plan, if any (the “LTI”). The Option Grants may be awarded in one third (1/3) increments each year in the time period of July 1st through August 31st. Notwithstanding the foregoing, the amounts, terms nature of the grants shall at the sole discretion of the Board. Until such decision is made by the Board, Executive has no right to receive any such grants. The terms and conditions of the LTI will be set forth in an option agreement as required by the Company to be entered into between the Executive and the Company and governed by the Company’s then LTI, if any. Except as otherwise provided in this Agreement, to qualify for the LTI in respect of any calendar year, the Executive must remain continuously employed with the Company through the date that any LTI is approved by the Board and the option grant is executed.

4.4 Employee Benefits. During the Term, subject to the terms and conditions of any applicable plans, including any applicable eligibility requirements, the Executive and, if permitted by the applicable plan, his eligible dependents, may be entitled to participate in the employee benefit plans, policies and arrangements (the “Employee Plans”) that are from time to time applicable to senior executives of the Company, provided that participation in such Employee Plans does not result in a duplication of benefits provided to the Executive pursuant to this Agreement.

4.5 Vacation. During the Term, the Executive will be entitled to accrue up to twenty (20) days of paid vacation per calendar year (pro-rated for partial years) in accordance with the Company’s vacation policy as in effect from time to time, including as to usage, carryover and payment for unused vacation.

4.6 Business Expenses. The Executive will be entitled to reimbursement for all reasonable and normal direct and out-of-pocket business expenses incurred by the Executive in connection with the performance of his duties hereunder, including, but not limited to, any travel and lodging expenses directly related to any pre-approved business travel, upon the Executive’s presentation of valid receipts, expense statements or other supporting documentation for such expenses as the Company may reasonably require.

4.7 Indemnification. During the Executive’s employment by the Company and at all times thereafter, the Company shall indemnify the Executive and hold the Executive harmless as is consistent with its bylaws and provide for the Executive to be covered by the insurance or other indemnity policy applicable to senior executives of the Company.

5. Termination of Employment. The Term and the Executive’s employment hereunder may be terminated by either the Company or the Executive at any time and for any reason. Upon such termination, the Executive will be entitled to the compensation and benefits described in this Section 5 and will have no further rights to any compensation or any other benefits from the Company or any of its affiliates.

5.1 For Cause. The Executive’s employment hereunder may be terminated by the Company for Cause. In the event of such termination, the Executive will be entitled to receive:

(a) any accrued but unpaid Base Salary and accrued but unused vacation in accordance with Company policy, which will be paid on the pay date immediately following the Termination Date (as defined below);

(b) reimbursement for unreimbursed business expenses properly incurred by the Executive, which will be paid in accordance with the Company’s expense reimbursement policy; and

(c) all other payments, benefits or fringe benefits to which the Executive may be entitled under the terms of any applicable compensation arrangement or benefit or fringe benefit plan or program or grant as of the Termination Date, if any; provided that, in no event will the Executive be entitled to any payments in the nature of severance or termination payments except as specifically provided herein (Items 5.1(a) through 5.1(c) are referred to herein collectively as the “Accrued Obligations”).

For purposes of this Agreement, “Cause” means:

(i)	the Executive’s willful and repeated failure to perform his material duties without lawful justification (provided that such failure does not result from incapacity due to physical or mental illness or Disability);

(ii)	the Executive’s willful and repeated failure to comply with any valid and legal directive of the Board;

(iii)	the Executive’s engagement in dishonesty, illegal conduct or misconduct, which is, in each case, materially injurious to the Company or its affiliates;

(iv)	the Executive’s embezzlement, misappropriation or fraud, whether or not related to the Executive’s employment with the Company, other than the occasional, customary and de minimis use of Company property for personal purposes;

(v)	the Executive’s conviction of or plea of guilty or nolo contendere to a crime that constitutes a felony (or state law equivalent);

(vi)	the Executive’s violation of a material written employment policy of the Company which is materially injurious to the Company or its affiliates; or

(vii)	the Executive’s material breach of any material obligation under this Agreement or any other written agreement between the Executive and the Company;

unless, in each case, the event constituting Cause is curable in the good faith judgment of the Board and has been cured by Executive within thirty (30) days of his receipt of written notice from the Company that an event constituting Cause has occurred and specifying the details of such event.

5.2 Resignation by Executive. The Executive’s employment hereunder may be terminated upon the Executive providing a notice of resignation with at least thirty (30) days’ written notice. In the event of any such termination, the Executive will be entitled to receive the Accrued Obligations.

Notwithstanding the foregoing, the Company may, at its sole discretion, choose to terminate Executive prior to the end of the thirty (30) day notice period.

5.3 Good Reason. The Executive’s employment hereunder may be terminated by the Executive for Good Reason. In the event of such termination, the Executive will be entitled to receive:

(a) the Accrued Obligations;

(b) any earned and awarded but unpaid Annual Bonus for the year immediately preceding the year in which the Executive’s employment terminates;

(c) a prorated Annual Bonus for the year in which the Executive’s employment terminates; and

(d) an amount equal to 16 weeks of the Executive’s Base Salary in effect on the Termination Date. (Items 5.3(a) through 5.3(d) are referred to herein collectively as the “Severance Benefits”).

For purposes of this Agreement, “Good Reason” means:

(i)	a material and adverse change in the Executive’s Base Salary or target annual bonus percentage (other than an across the board reduction made as a result of changed business conditions that similarly affects all executive employees of the Company);

(ii)	a change in the Executive’s job title or position, that materially reduces the Executive’s level of authority or responsibility, or any change in Executive’s reporting line to anyone other than the Chief Executive Officer;

(iii)	the Company’s material breach of this Agreement; or

(iv)	any directive by the Company or its representatives that the Executive act in a manner violative of any law, rule, regulation or Company policy; or

In order to be considered as having terminated employment for Good Reason, (1) the Executive must notify the Company of the event or occurrence constituting Good Reason within thirty (30) days of becoming aware of such event or occurrence, (2) the Company must fail to correct such event or occurrence constituting Good Reason during the thirty (30) day period following the date that notice is provided pursuant to clause (1), and (3) the Executive must terminate employment with the Company within thirty (30) days following the end of the correction period described in clause (2).

5.4 Termination Without Cause. The Term and the Executive’s employment hereunder may be terminated by the Company without Cause at any time. In the event of any such termination, subject to the Executive’s compliance with this Agreement and the Executive Confidentiality And Inventions Assignment Agreement attached hereto as Schedule I, and his execution of a general release of all claims in favor of the Company, its affiliates and their respective officers and board members in a form acceptable to the Company (the “Release”) and such Release becoming effective and irrevocable within sixty (60) days following the Termination Date, the Executive will be entitled to receive:

(a) the Accrued Obligations;

(b) any earned and awarded but unpaid Annual Bonus for the year immediately preceding the year in which the Executive’s employment terminates; and

(c) the Severance Benefits.

5.5 Death. The Executive’s employment hereunder will terminate automatically upon the Executive’s death during the Term. In the event of such termination, the Executive or the Executive’s estate or beneficiaries, as the case may be, will be entitled to receive the Accrued Obligations.

5.6 Disability. If the Executive’s employment is terminated during the Term on account of the Executive’s Disability, the Executive will be entitled to receive the Accrued Obligations.

For purposes of this Agreement, “Disability” means the Executive is entitled to receive long-term disability benefits under the Company’s long-term disability plan, or if there is no such plan, the Executive’s inability, due to physical or mental incapacity, to substantially perform his duties and responsibilities under this Agreement for one hundred eighty (180) days out of any three hundred sixty five (365) day period or one hundred twenty (120) consecutive days. Any question as to the existence of the Executive’s Disability as to which the Executive and the Company cannot agree will be determined in writing by a qualified independent licensed physician reasonably selected by the Company. The determination of Disability made in writing to the Company and the Executive will be final and conclusive for all purposes of this Agreement.

5.7 Notice of Termination. Any termination of the Executive’s employment hereunder by the Company or by the Executive during the Term (other than termination pursuant to Section 5.5 on account of the Executive’s death) will be communicated by written notice of termination (“Notice of Termination”) to the other party hereto in accordance with Section 17. The Notice of Termination will specify (i) the termination provision of this Agreement relied upon, (ii) to the extent applicable, the facts and circumstances claimed to provide a basis for termination of the Executive’s employment under the provision so indicated, and (iii) the applicable Termination Date, which will take into account any cure period required under Sections 5.1 or 5.3.

5.8 Termination Date. The Executive’s “Termination Date” will be:

(a) if the Executive’s employment hereunder terminates on account of the Executive’s death, the date of the Executive’s death;

(b) if the Executive’s employment hereunder is terminated on account of the Executive’s Disability, the date that it is determined that the Executive has a Disability;

(c) if the Company terminates the Executive’s employment hereunder with or without Cause, the date specified in the Notice of Termination; and

(d) if the Executive terminates his employment hereunder for any reason, the date specified in the Executive’s Notice of Termination, which will be no less than thirty (30) days following the date on which the Notice of Termination is delivered; provided that, the Company reserves the right to waive all or any part of the thirty (30) day notice period giving written notice to the Executive of such waiver and payment in lieu of such notice, and for all purposes of this Agreement, upon such waiver, the Executive’s Termination Date will be determined by reference to any such waiver.

5.9 Resignation of All Other Positions. Upon termination of the Executive’s employment hereunder for any reason, the Executive will be deemed to have resigned from all positions that the Executive holds as an officer or member of the board (or a committee thereof) of the Company or any of its affiliates and as a fiduciary or trustee of any benefit plans sponsored or maintained by the Company or any of its affiliates.

6. Cooperation. The parties agree that certain matters in which the Executive will be involved during the Term may necessitate the Executive’s cooperation in the future. Accordingly, following the termination of the Executive’s employment for any reason, to the extent reasonably requested by the Board, the Executive will, upon reasonable advance notice, reasonably cooperate with the Company in connection with matters arising out of the Executive’s service to the Company, including, without limitation, any litigation matters; provided that, the Company will make reasonable efforts to minimize disruption of the Executive’s other activities. The Company will reimburse the Executive for reasonable expenses incurred in connection with such cooperation, including travel expenses, and will compensate the Executive at an hourly rate for all time spent on such matters based on the Executive’s Base Salary on the Termination Date.

7. Return of Property. Upon (i) termination of the Executive’s employment for any reason, or (ii) the Company’s request at any time during the Executive’s employment, the Executive will return to the Company (or permanently destroy if electronic media), all property belonging to the Company and its predecessors, successors, affiliates or related companies, including all documents in any format whatsoever, including electronic format, that is in his possession or control, and the Executive agrees not to retain any copies of such property in any format whatsoever.

8. Governing Law: Jurisdiction and Venue. This Agreement, for all purposes, will be construed in accordance with the laws of the state of New Jersey without regard to conflicts of law principles. Any action or proceeding by either of the parties to enforce this Agreement will be brought only in a state or federal court located in the state of New Jersey, Camden County. The parties hereby irrevocably submit to the exclusive jurisdiction of such courts and waive the defense of inconvenient forum to the maintenance of any such action or proceeding in such venue.

9. WAIVER OF JURY TRIAL. EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL ACTION, PROCEEDING, CAUSE OF ACTION OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, INCLUDING ANY EXHIBITS, SCHEDULES, AND APPENDICES ATTACHED TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT THE OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) IT HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) IT MAKES THIS WAIVER KNOWINGLY AND VOLUNTARILY, AND (D) IT HAS DECIDED TO ENTER INTO THIS AGREEMENT IN CONSIDERATION OF, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

10. Entire Agreement. Unless specifically provided herein, this Agreement contains all of the understandings and representations between the Executive and the Company pertaining to the subject matter hereof and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter. The parties mutually agree that the Agreement can be specifically enforced in court and can be cited as evidence in legal proceedings alleging breach of the Agreement. The “Executive Confidentiality And Inventions Assignment Agreement” attached hereto as Exhibit A shall be deemed a part of this Agreement.

11. Modification and Waiver. No provision of this Agreement may be amended or modified unless such amendment or modification is agreed to in writing and signed by the Executive and by the Company. No waiver by either of the parties of any breach by the other party hereto of any condition or provision of this Agreement to be performed by the other party hereto will be deemed a waiver of any similar or dissimilar provision or condition at the same or any prior or subsequent time, nor will the failure of or delay by either of the parties in exercising any right, power or privilege hereunder operate as a waiver thereof to preclude any other or further exercise thereof or the exercise of any other such right, power or privilege.

12. Severability. Should any provision of this Agreement be held by a court of competent jurisdiction to be enforceable only if modified, or if any portion of this Agreement will be held as unenforceable and thus stricken, such holding will not affect the validity of the remainder of this Agreement, the balance of which will continue to be binding upon the parties with any such modification to become a part hereof and treated as though originally set forth in this Agreement.

The parties further agree that any such court is expressly authorized to modify any such unenforceable provision of this Agreement in lieu of severing such unenforceable provision from this Agreement in its entirety, whether by rewriting the offending provision, deleting any or all of the offending provision, adding additional language to this Agreement or by making such other modifications as it deems warranted to carry out the intent and agreement of the parties as embodied herein to the maximum extent permitted by applicable law.

The parties expressly agree that this Agreement as so modified by the court will be binding upon and enforceable against each of them. In any event, should one or more of the provisions of this Agreement be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability will not affect any other provisions hereof, and if such provision or provisions are not modified as provided above, this Agreement will be construed as if such invalid, illegal or unenforceable provisions had not been set forth herein.

13. Captions. Captions and headings of the sections and paragraphs of this Agreement are intended solely for convenience and no provision of this Agreement is to be construed by reference to the caption or heading of any section or paragraph.

14. Counterparts. This Agreement may be executed in separate counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same instrument.

15. Tolling. Should the Executive violate any of the terms of the restrictive covenant obligations articulated herein, the obligation at issue will run from the first date on which the Executive ceases to be in violation of such obligation.

16. Successors and Assigns. This Agreement is personal to the Executive and will not be assigned by the Executive. Any purported assignment by the Executive will be null and void from the initial date of the purported assignment. The Company may assign this Agreement to any successor or assign (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Company. This Agreement will inure to the benefit of, and be binding upon, the Company and its successors and assigns. The Company hereby reserves the right to assign this Agreement to an affiliate upon written notice to the Executive and the Executive hereby consents to such assignment.

17. Notice. Notices and all other communications provided for in this Agreement will be in writing and will be delivered personally or sent by registered or certified mail, return receipt requested, or by overnight carrier to the parties at the addresses set forth below (or such other addresses as specified by the parties by like notice):

If to the Company:

RADIOPHARM THERANOSTICS (USA) INC.

C/O Commercial Registered Agent
VCORP SERVICES, LLC

701 S. Carson Street, Suite 200
Carson City, NV 89701

With a copy to:

Riccardo Canevari
rc@radiopharmtheranostics.com

If to the Executive:

Dimitris Voliotis, MD
18 Kensington Road

Madison, NJ 07940

18. Currency. All dollar amounts herein are in US dollars.

19. Withholding; Section 409A.

19.1 The Company will have the right to withhold from any amount payable hereunder any Federal, state and local taxes in order for the Company to satisfy any withholding tax obligation it may have under any applicable law or regulation.

19.2 The parties intend that any amounts payable under this Agreement comply with, or are exempt from, the provisions of Section 409A of the Code, along with the rules, regulations and guidance promulgated thereunder by the Department of the Treasury or the Internal Revenue Service (collectively, “Section 409A”) and this Agreement shall be interpreted and administered in a manner consistent with that intention. With respect to any amount of expenses eligible for reimbursement or the provision of any in- kind benefits under this Agreement, to the extent such payment or benefit would be considered deferred compensation under Section 409A or is required to be included in Executive’s gross income for federal income tax purposes, such expenses (including, without limitation, expenses associated with in-kind benefits) will be reimbursed by the Company no later than December 31st of the year following the year in which Executive incurs the related expenses. In no event will the reimbursements or in-kind benefits to be provided by the Company in one taxable year affect the amount of reimbursements or in-kind benefits to be provided in any other taxable year, nor will Executive’s right to reimbursement or in-kind benefits be subject to liquidation or exchange for another benefit. A termination of employment will not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of any amounts or benefits subject to Section 409A upon or following a termination of employment unless such termination is also a “separation from service” (within the meaning of Section 409A), and notwithstanding anything contained herein to the contrary, the date on which such separation from service takes place will be the termination date. Any payments under this Agreement that may be excluded from Section 409A of the Code either as separation pay due to an involuntary separation from service or as a short-term deferral will be excluded from Section 409A of the Code to the maximum extent possible. For purposes of Section 409A of the Code, each installment payment provided under this Agreement will be treated as a separate payment.

19.3 Notwithstanding any other provision of this Agreement, if any payment or benefit provided to the Executive in connection with the Executive’s termination of employment is determined to constitute “nonqualified deferred compensation” within the meaning of Section 409A and the executive is a “specified employee” as defined under Section 409A, then such payment or benefit shall not be paid until the first payroll date following the six-month anniversary of the Termination Date or, of earlier on the Executive’s death (the “Specified Employee Payment Date”). The aggregate of any payments that would otherwise have been paid before the Specified Employee Payment Date shall be paid to the Executive in a lump sum on the Specified Employee Payment Date and thereafter, any remaining payments shall be paid without delay in accordance with their original schedule.

20. Section 280G.

20.1 If any of the payments or benefits received or to be received by the Executive (including, without limitation, any payments or benefits received in connection with a Change in Control or the Executive’s termination of employment, whether pursuant to the terms of this Agreement or any other plan, arrangement, agreement or otherwise) (all such payments collectively referred to herein as the “280G Payments”) constitute “parachute payments” within the meaning of Section 280G of the Code and would, but for this section 20, be subject to the excise tax imposed under Section 4999 of the Code (the “Excise Tax”), then prior to making the 280G Payments, a calculation shall be made comparing (i) the Net Benefit (as defined below) to the Executive of the 280G Payments after payment of the Excise Tax to (ii) the Net Benefit to the Executive if the 280G Payments are limited to the extent necessary to avoid being subject to the Excise Tax. Only if the amount calculated under (i) above is less than the amount under (ii) above will the 280G Payments be reduced to the minimum extent necessary to ensure that no portion of the 280G Payments is subject to the Excise Tax. “Net Benefit” means the present value of the 280G Payments net of all federal, state, local, foreign income, employment and excise taxes. Any reduction made pursuant to this section 20 shall be made in a manner determined by the Company that is consistent with Section 409A of the Code.

20.2 All calculations and determinations under this section 20 shall be made by an independent accounting firm or independent tax counsel appointed by the Company (the “Tax Counsel”) whose determinations shall be conclusive and binding on the Company and the Executive for all purposes. For purposes of making the calculations and determinations required by this section 20, the Tax Counsel may rely on reasonable, good faith assumptions and approximations concerning the application of Section 280G and Section 4999 of the Code. The Company and the Executive shall furnish the Tax Counsel with such information and documents as the Tax Counsel may reasonably request in order to make its determination under this section 20. The Company shall bear all costs the Tax Counsel may reasonably incur in connection with its services.

21. Survival. Upon the termination of this Agreement, the respective rights and obligations of the parties hereto will survive such termination to the extent necessary to carry out the intentions of the parties under this Agreement.

22. Acknowledgment of Full Understanding. THE EXECUTIVE ACKNOWLEDGES AND AGREES THAT HE HAS FULLY READ, UNDERSTANDS AND VOLUNTARILY ENTERS INTO THIS AGREEMENT. THE EXECUTIVE ACKNOWLEDGES AND AGREES THAT HE HAS HAD AN OPPORTUNITY TO ASK QUESTIONS AND CONSULT WITH AN ATTORNEY OF HIS CHOICE BEFORE SIGNING THIS AGREEMENT.

(Signatures on following page)

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

RADIOPHARM THERANOSTICS (USA) INC.

By:	/s/ Riccardo Canevari
Name:	Riccardo Canevari
Title:	CEO

I have read the above Agreement and I confirm that I have understood the terms thereof and that I have had sufficient opportunity to obtain independent legal advice. By signing below, I accept the terms set out in the above Agreement.

/s/ Dimitris Voliotis
DIMITRIS VOLIOTIS, MD

EXHIBIT A

(See attached form)